UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_________________________

FORM 6-K
_________________________

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
_________________________

Date of Report: November 3, 2016

Commission file number 1-32479
_________________________

TEEKAY LNG PARTNERS L.P.
(Exact name of Registrant as specified in its charter)
_________________________

4th Floor, Belvedere Building
69 Pitts Bay Road
Hamilton, HM 08 Bermuda
(Address of principal executive office)
_________________________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).
Yes ☐ No ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).
Yes ☐ No ☒

Item 1 — Information Contained in this Form 6-K Report

Attached as Exhibit 1 is a copy of an announcement of Teekay LNG Partners L.P. dated November 3, 2016.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY LNG PARTNERS L.P.

Date: November 3, 2016	By:	/s/ Peter Evensen
Peter Evensen Chief Executive Officer and Chief Financial Officer (Principal Financial and Accounting Officer)

TEEKAY LNG PARTNERS REPORTS
THIRD QUARTER 2016 RESULTS

Highlights

•
Reported GAAP net income attributable to the partners of $50.1 million and adjusted net income attributable to the partners of $32.1 million (excluding items listed in Appendix A to this release) in the third quarter of 2016.

•	Generated distributable cash flow of $54.3 million, or $0.68 per common unit, in the third quarter of 2016.

•	Secured short and long-term charter contracts for two remaining unchartered MEGI LNG carrier newbuildings; all of the Partnership’s LNG newbuildings have now secured charter contracts.

•	Continued to make significant progress on securing long-term debt financing for committed growth projects delivering through 2020.

•
As of September 30, 2016, the Partnership had total liquidity of approximately $490 million after giving pro forma effect to the $125 million preferred unit issuance and NOK 900 million bond issuance (net of associated NOK 292 million bond repurchase) completed in October 2016.

Hamilton, Bermuda, November 3, 2016 - Teekay GP L.L.C., the general partner of Teekay LNG Partners L.P. (Teekay LNG or the Partnership) (NYSE: TGP), today reported the Partnership’s results for the quarter ended September 30, 2016.

	Three Months Ended
	September 30, 2016	June 30, 2016	September 30, 2015
(in thousands of U.S. Dollars)	(unaudited)	(unaudited)	(unaudited)
GAAP FINANCIAL COMPARISON
Voyage revenues	100,658	99,241	98,415
Income from vessel operations	50,634	47,554	42,197
Equity income	13,514	29,567	13,523
Net income attributable to the partners	50,107	43,071	7,498
NON-GAAP FINANCIAL COMPARISON
Total cash flow from vessel operations (CFVO) (1)	115,973	135,127	114,196
Distributable cash flow (DCF) (1)	54,325	76,067	61,098
Adjusted net income attributable to the partners (1)	32,093	53,780	37,121

(1)
These are non-GAAP financial measures. Please refer to “Definitions and Non-GAAP Financial Measures” and the Appendices to this release for definitions of these terms and reconciliations of these non-GAAP financial measures as used in this release to the most directly comparable financial measures under United States generally accepted accounting principles (GAAP).

Teekay LNG Partners L.P. Investor Relations Tel: +1 604 844-6654 www.teekaylng.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

CEO Commentary
“Following the Partnership’s strong cash flows generated in the second quarter of 2016, which were supplemented by a favorable charter dispute settlement, the Partnership continued to generate strong cash flows in the third quarter of 2016 with the delivery of the Oak Spirit MEGI LNG carrier newbuilding which commenced its five-year charter contract with Cheniere Energy in early-August 2016,” commented Peter Evensen, Chief Executive Officer of Teekay GP LLC.

“We are pleased to report that our commercial team has now successfully secured charter contracts for all of our LNG carrier newbuildings,” Mr. Evensen continued.  “We have now secured a short-term charter contract with a major energy company and a new 15-year charter contract with the fully-financed Yamal LNG project for our two previously unchartered MEGI LNG carrier newbuildings delivering in early-2017 and early-2019, respectively.”

“Securing long-term financing for our growth projects that deliver through early-2020 is a major focus,” commented Mr. Evensen.  “We continued to make significant progress and anticipate completing approximately $1.3 billion(1) in long-term financings for various growth projects over the next few months.  In addition, the Partnership has again demonstrated its access to capital markets and has bolstered its liquidity position through the recent issuance of $125 million in preferred equity and $110 million of five-year Norwegian Kroner-denominated unsecured bonds in an over-subscribed offering.”

Mr. Evensen added, “As announced last week, I have decided to retire after 11 years with the Partnership and I am confident that Mark Kremin is the right person going forward as the President and CEO of Teekay Gas Group Ltd.  Mark is a highly experienced leader in the gas industry and has led the business and project development aspects of many of Teekay LNG’s largest and most successful investments and, since December 2015, has headed up the teams responsible for the commercial and technical operations as well.  We are well-positioned with a market-leading position, strong operations, a pipeline of built-in growth projects which are expected to provide significant cash flow growth, and a great team now led by Mark, while Teekay’s existing corporate finance team continues to be responsible for our financings.”
Summary of Recent Events
Secured Charter Contracts for Previously Uncommitted Newbuildings
In September 2016, the Partnership entered into a 15-year charter contract with the Yamal LNG project, sponsored by Novatek OAO, Total SA, China National Petroleum Corporation and Silk Road Fund (the Yamal LNG Project), to provide the Yamal LNG Project with conventional LNG transportation services. The Yamal LNG Project, which is now fully-financed, is currently scheduled to start production in late-2017. The charter contract will be serviced by one of the Partnership's previously unchartered 174,000 cubic meter (cbm) LNG carrier newbuildings that is scheduled for delivery in early-2019.

Additionally, in November 2016, the Partnership entered into a 10-month plus one-year option charter contract with a major energy company. The charter contract will be serviced by the Partnership's previously unchartered 173,400 cbm LNG carrier newbuilding that is scheduled for delivery in late-February 2017. Prior to the conclusion of this charter, the Partnership will seek to secure a long-term contract for this vessel.
(1) Based on Teekay LNG’s proportionate ownership interests in the projects.

Operating Results
The following table highlights certain financial information for Teekay LNG’s two segments: the Liquefied Gas Segment and the Conventional Tanker Segment (please refer to the “Teekay LNG’s Fleet” section of this release below and Appendices C through E for further details).

	Three Months Ended
	September 30, 2016			September 30, 2015
(in thousands of U.S. Dollars)	(unaudited)			(unaudited)
	Liquefied Gas Segment	Conventional Tanker Segment	Total	Liquefied Gas Segment	Conventional Tanker Segment	Total
GAAP FINANCIAL COMPARISON
Voyage revenues	87,260	13,398	100,658	75,142	23,273	98,415
Income from vessel operations	48,009	2,625	50,634	37,698	4,499	42,197
Equity income	13,514	—	13,514	13,523	—	13,523
NON-GAAP FINANCIAL COMPARISON
CFVO from consolidated vessels(i)	72,446	7,061	79,507	58,821	10,261	69,082
CFVO from equity accounted vessels(i)	36,466	—	36,466	45,114	—	45,114
Total CFVO(i)	108,912	7,061	115,973	103,935	10,261	114,196

(i)
These are non-GAAP financial measures. Please refer to “Definitions and Non-GAAP Financial Measures” and the Appendices to this release for definitions of these terms and reconciliations of these non-GAAP financial measures as used in this release to the most directly comparable financial measures under GAAP.

Liquefied Gas Segment

Income from vessel operations and cash flow from vessel operations from consolidated vessels increased primarily due to the deliveries of the Creole Spirit and Oak Spirit MEGI LNG carrier newbuildings, which commenced their five-year charter contracts with Cheniere Energy in late-February 2016 and early-August 2016, respectively.
Equity income and cash flow from vessel operations from equity accounted vessels decreased primarily due to the impact of lower mid-sized LPG carrier spot rates, unscheduled off-hire related to certain of the LPG carriers and the redelivery of an older in-chartered LPG carrier (net of the additions of three LPG carrier newbuildings delivered from September 2015 to June 2016) in the Partnership's 50 percent-owned joint venture with Exmar (or the Exmar LPG Joint Venture) and temporary deferral of a portion of the charter payments for the Marib Spirit and Arwa Spirit, effective January 2016, in the Partnership’s 52 percent-owned LNG joint venture with Marubeni Corporation (or the MALT Joint Venture) as the charterer temporarily closed its LNG operations in 2015. Equity income was also impacted by unrealized gains on derivative instruments during the three months ended September 30, 2016, compared to unrealized losses in the same period of the prior year.
Conventional Tanker Segment
Income from vessel operations and cash flow from vessel operations decreased primarily due to the sales of the Bermuda Spirit and Hamilton Spirit in April and May 2016, respectively, and lower charter rates upon the charterer exercising its one-year extension options between September 2015 to January 2016 for the European Spirit, African Spirit and Asian Spirit.

Teekay LNG's Fleet
The following table summarizes the Partnership’s fleet as of November 1, 2016:

	Number of Vessels
	Owned Vessels(i)	In-Chartered Vessels	Newbuildings	Total
LNG Carrier Fleet	31(ii)	—	19(ii)	50
LPG/Multigas Carrier Fleet	22(iii)	2(iv)	5(iv)	29
Conventional Tanker Fleet	6	—	—	6
Total	59	2	24	85

(i)	Owned vessels includes vessels accounted for under capital leases.

(ii)	The Partnership’s ownership interests in these vessels range from 20 percent to 100 percent.

(iii)	The Partnership’s ownership interests in these vessels range from 50 percent to 99 percent.

(iv)	The Partnership’s interest in these vessels is 50 percent.

Liquidity
In October 2016, the Partnership completed a public offering of $125 million of its 9.0% Series A Cumulative Redeemable Perpetual Preferred Units, raising net proceeds of $120.7 million. The net proceeds will be used for general partnership purposes, which may include debt repayments or funding installment payments on future newbuilding deliveries.

In October 2016, the Partnership issued NOK 900 million in senior unsecured bonds that mature in October 2021 in an oversubscribed offering in the Norwegian bond market. The Partnership entered into U.S. Dollar swap agreements relating to the new bond issuance, resulting in gross proceeds to the Partnership of approximately $110 million and a U.S. Dollar fixed-rate coupon of 7.72%. In connection with the new bond issuance, the Partnership agreed to repurchase NOK 292 million of the Partnership’s Norwegian senior unsecured bonds maturing in May 2017 at a price of 101.50 of the principal amount of the repurchased bonds. The remaining proceeds will be used for general partnership purposes, which may include funding of newbuilding installments. Teekay LNG will apply for listing of the new bonds on the Oslo Stock Exchange.

As of September 30, 2016, the Partnership had total liquidity of $315.8 million (comprised of $268.4 million in cash and cash equivalents and $47.4 million in undrawn credit facilities). Giving pro-forma effect to the $125 million preferred unit issuance and NOK 900 million bond issuance (net of associated NOK 292 million bond repurchase) in October 2016, the Partnership’s total liquidity as at September 30, 2016 would have been approximately $490 million.

Conference Call
The Partnership plans to host a conference call on Thursday, November 3, 2016 at 11:00 a.m. (ET) to discuss the results for the third quarter of 2016. All unitholders and interested parties are invited to listen to the live conference call by choosing from the following options:

▪	By dialing (800) 505-9587 or (416) 204-9524, if outside North America, and quoting conference ID code 7989662.

▪	By accessing the webcast, which will be available on Teekay LNG’s website at www.teekay.com (the archive will remain on the web site for a period of 30 days).

An accompanying Third Quarter Earnings Presentation will also be available at www.teekay.com in advance of the conference call start time.
The conference call will be recorded and made available until Thursday, November 17, 2016. This recording can be accessed following the live call by dialing (888) 203-1112 or (647) 436-0148, if outside North America, and entering access code 7989662.

About Teekay LNG Partners L.P.
Teekay LNG Partners is one of the world's largest independent owners and operators of LNG carriers, providing LNG, LPG and crude oil marine transportation services primarily under long-term, fee-based charter contracts through its interests in 50 LNG carriers (including 19 newbuildings), 29 LPG/Multigas carriers (including five newbuildings) and six conventional tankers. The Partnership's interests in these vessels range from 20 to 100 percent. Teekay LNG Partners L.P. is a publicly-traded master limited partnership (MLP) formed by Teekay Corporation (NYSE: TK) as part of its strategy to expand its operations in the LNG and LPG shipping sectors.
Teekay LNG Partners’ common units trade on the New York Stock Exchange under the symbol “TGP”.
For Investor Relations
enquiries contact:

Ryan Hamilton
Tel: +1 (604) 609-6442
Website: www.teekay.com

Definitions and Non-GAAP Financial Measures
This release includes various financial measures that are non-GAAP financial measures as defined under the rules of the U.S. Securities and Exchange Commission. These non-GAAP financial measures, which include Cash Flow from Vessel Operations, Adjusted Net Income, and Distributable Cash Flow, are intended to provide additional information and should not be considered a substitute for measures of performance prepared in accordance with GAAP. In addition, these measures do not have standardized meanings, and may not be comparable to similar measures presented by other companies. The Partnership believes that certain investors use this information to evaluate the Partnership’s financial performance.
Cash Flow from Vessel Operations

Cash flow from vessel operations (CFVO) represents income from vessel operations before depreciation and amortization expense, amortization of in-process revenue contracts, vessel write-downs, gains or losses on the sale of vessels and adjustments for direct financing leases to a cash basis, but includes realized gains or losses on the settlement of foreign currency forward contracts and a derivative charter contract. CFVO from Consolidated Vessels represents CFVO from vessels that are consolidated on the Partnership’s financial statements. CFVO from Equity Accounted Vessels represents the Partnership’s proportionate share of CFVO from its equity-accounted vessels. CFVO is a non-GAAP financial measure used by certain investors to measure the operational financial performance of companies. Please refer to Appendices D and E of this release for reconciliations of these non-GAAP financial measures to the most directly comparable GAAP measures reflected in the Partnership’s consolidated financial statements.
Adjusted Net Income
Adjusted net income excludes from net income items of income or loss that are typically excluded by securities analysts in their published estimates of the Partnership’s financial results. The Partnership believes that certain investors use this information to evaluate the Partnership’s financial performance. Please refer to Appendix A of this release for a reconciliation of this non-GAAP financial measure to the most directly comparable GAAP measure reflected in the Partnership’s consolidated financial statements.
Distributable Cash Flow
Distributable cash flow (DCF) represents net income adjusted for depreciation and amortization expense, deferred income tax and other non-cash items, estimated maintenance capital expenditures, unrealized gains and losses from non-designated derivative instruments, ineffectiveness for derivative instruments designated as hedges for accounting purposes, distributions relating to equity financing of newbuilding installments, adjustments for direct financing leases to a cash basis and foreign exchange related items, including the Partnership's proportionate share of such items in equity accounted for investments. Maintenance capital expenditures represent those capital expenditures required to maintain over the long-term the operating capacity of, or the revenue generated by, the Partnership's capital assets. Distributable cash flow is a quantitative standard used in the publicly-traded partnership investment community to assist in evaluating financial performance. Please refer to Appendix B of this release for a reconciliation of this non-GAAP financial measure to the most directly comparable GAAP measure reflected in the Partnership’s consolidated financial statements.

Teekay LNG Partners L.P.
Consolidated Statements of Income
(in thousands of U.S. Dollars, except units outstanding)

	Three Months Ended			Nine Months Ended
	September 30,	June 30,	September 30,	September 30,	September 30,
	2016	2016	2015	2016	2015
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Voyage revenues	100,658	99,241	98,415	295,670	294,349

Voyage expenses	(355)	(542)	(240)	(1,354)	(931)
Vessel operating expenses	(22,055)	(22,412)	(24,319)	(66,320)	(70,055)
Depreciation and amortization	(24,041)	(22,869)	(22,473)	(70,521)	(69,251)
General and administrative expenses	(3,573)	(5,864)	(5,676)	(14,865)	(19,452)
Loss on sale of vessels(1)	—	—	—	(27,439)	—
Restructuring charges	—	—	(3,510)	—	(3,510)
Income from vessel operations	50,634	47,554	42,197	115,171	131,150

Equity income(2)	13,514	29,567	13,523	52,579	60,583
Interest expense(3)	(15,644)	(13,269)	(11,175)	(42,910)	(32,432)
Interest income	653	545	617	1,800	1,962
Realized and unrealized gain (loss) on
non-designated derivative instruments(4)	5,004	(17,321)	(26,835)	(50,406)	(29,979)
Foreign currency exchange gain (loss)(5)	504	(525)	(8,153)	(10,139)	8,231
Other income	397	407	393	1,223	1,171
Net income before tax expense	55,062	46,958	10,567	67,318	140,686
Income tax expense	(209)	(252)	(258)	(722)	(291)
Net income	54,853	46,706	10,309	66,596	140,395

Non-controlling interest in net income	4,746	3,635	2,811	10,556	11,736
General Partner's interest in net income	1,002	862	7,622	1,121	24,832
Limited partners’ interest in net income	49,105	42,209	(124)	54,919	103,827
Weighted-average number of common
units outstanding:
• Basic	79,571,820	79,571,820	78,941,689	79,567,188	78,679,813
• Diluted	79,697,417	79,695,804	79,009,078	79,659,822	78,741,533
Total number of common units
outstanding at end of period	79,571,820	79,571,820	79,513,914	79,571,820	79,513,914

(1)
Loss on sale of vessels relates to to Centrofin Management Inc. (or Centrofin) exercising its purchase options, under the 12-year charter contracts, to acquire the Bermuda Spirit and Hamilton Spirit Suezmax tankers during the nine months ended September 30, 2016. The Bermuda Spirit was sold to Centrofin on April 15, 2016 and the Hamilton Spirit was sold to Centrofin on May 17, 2016 for gross proceeds of $94 million. The Partnership received a total of $50 million from Centrofin prior to the commencement of the two charters and thus, the purchase option prices were lower than they would have been otherwise. Such amounts received from Centrofin were accounted for under GAAP as deferred revenue (prepayment of future charter payments) and not as a reduction in the purchase price of the vessels, and was amortized to revenues over the 12-year charter periods on a straight-line basis. Approximately $28 million of the $50 million had been recognized to revenues since the inception of the charters, which approximates the $27 million loss on sale recognized in the first quarter of 2016.

(2)	Equity income includes unrealized gains/losses on non-designated derivative instruments and any ineffectiveness for derivative instruments designated as hedges for accounting purposes:

	Three Months Ended			Nine Months Ended
	September 30,	June 30,	September 30,	September 30,	September 30,
	2016	2016	2015	2016	2015
Equity income	13,514	29,567	13,523	52,579	60,583
Proportionate share of unrealized (gain) loss on
non-designated derivative instruments	(4,604)	1,741	2,809	1,115	(4,147)
Proportionate share of ineffective portion of hedge
accounted interest rate swaps	(682)	514	1,122	(8)	1,122
Equity income excluding unrealized gains/losses
on designated and non-designated derivative
instruments	8,228	31,822	17,454	53,686	57,558

(3)
Included in interest expense is ineffectiveness for derivative instruments designated as hedges for accounting purposes, as detailed in the table below (excludes any interest rate swap agreements designated and qualifying cash flow hedges in the Partnership's equity accounted joint ventures):

	Three Months Ended			Nine Months Ended
	September 30,	June 30,	September 30,	September 30,	September 30,
	2016	2016	2015	2016	2015
Ineffective portion on qualifying cash flow
hedging instruments	(130)	484	—	(1,044)	—

(4) The realized gains (losses) on non-designated derivative instruments relate to the amounts the Partnership actually paid or received to settle non-designated derivative instruments and the unrealized gains (losses) on non-designated derivative instruments relate to the change in fair value of such non-designated derivative instruments, as detailed in the table below:

	Three Months Ended			Nine Months Ended
	September 30,	June 30,	September 30,	September 30,	September 30,
	2016	2016	2015	2016	2015
Realized (losses) gains relating to:
Interest rate swap agreements	(6,494)	(6,613)	(7,232)	(19,750)	(21,856)
Toledo Spirit time-charter derivative contract	(10)	—	326	620	(244)
	(6,504)	(6,613)	(6,906)	(19,130)	(22,100)

Unrealized gains (losses) relating to:
Interest rate swap agreements	8,436	(6,220)	(12,232)	(18,441)	835
Interest rate swaption agreements	1,992	(7,088)	(5,927)	(16,765)	(5,334)
Toledo Spirit time-charter derivative contract	1,080	2,600	(1,770)	3,930	(3,380)
	11,508	(10,708)	(19,929)	(31,276)	(7,879)
Total realized and unrealized gains (losses) on
non-designated derivative instruments	5,004	(17,321)	(26,835)	(50,406)	(29,979)

(5)
For accounting purposes, the Partnership is required to revalue all foreign currency-denominated monetary assets and liabilities based on the prevailing exchange rates at the end of each reporting period. This revaluation does not affect the Partnership’s cash flows or the calculation of distributable cash flow, but results in the recognition of unrealized foreign currency translation gains or losses in the Consolidated Statements of Income.

Foreign currency exchange gain (loss) includes realized losses relating to the amounts the Partnership paid to settle the Partnership’s non-designated cross-currency swaps that were entered into as economic hedges in relation to the Partnership’s Norwegian Kroner (NOK) denominated unsecured bonds. The Partnership issued NOK 700 million, NOK 900 million, and NOK 1,000 million of unsecured bonds between May 2012 and May 2015. Foreign currency exchange gain (loss) also includes unrealized gains (losses) relating to the change in fair value of such derivative instruments, partially offset by unrealized (losses) gains on the revaluation of the NOK bonds as detailed in the table below:

	Three Months Ended			Nine Months Ended
	September 30,	June 30,	September 30,	September 30,	September 30,
	2016	2016	2015	2016	2015
Realized losses on cross-currency swaps	(2,283)	(2,329)	(2,279)	(6,903)	(5,168)
Unrealized gains (losses) on cross-currency swaps	20,217	(6,571)	(31,039)	34,958	(49,825)
Unrealized (losses) gains on revaluation of NOK bonds	(14,748)	3,567	25,750	(31,611)	43,381

Teekay LNG Partners L.P.
Consolidated Balance Sheets
(in thousands of U.S. Dollars)

	As at September 30,	As at June 30,	As at December 31,
	2016	2016	2015
	(unaudited)	(unaudited)	(unaudited)
ASSETS
Current
Cash and cash equivalents	268,395	127,498	102,481
Restricted cash – current	5,296	6,096	6,600
Accounts receivable	16,175	13,524	22,081
Prepaid expenses	4,501	4,388	4,469
Current portion of derivative assets	21	113	—
Current portion of net investments in direct financing leases	18,788	18,328	20,606
Advances to affiliates	15,568	17,173	13,026
Total current assets	328,744	187,120	169,263

Restricted cash – long-term	94,931	104,328	104,919

Vessels and equipment
At cost, less accumulated depreciation	1,417,825	1,430,545	1,595,077
Vessels under capital leases, at cost, less accumulated depreciation	488,245	289,797	88,215
Advances on newbuilding contracts	314,766	374,937	424,868
Total vessels and equipment	2,220,836	2,095,279	2,108,160
Investment in and advances to equity accounted joint ventures	935,246	933,812	883,731
Net investments in direct financing leases	629,608	635,351	646,052
Other assets	6,954	8,876	20,811
Derivative assets	2,397	2,350	5,623
Intangible assets – net	72,148	74,362	78,790
Goodwill – liquefied gas segment	35,631	35,631	35,631
Total assets	4,326,495	4,077,109	4,052,980

LIABILITIES AND EQUITY
Current
Accounts payable	2,934	2,287	2,770
Accrued liabilities	31,431	31,769	37,456
Unearned revenue	16,613	17,575	19,608
Current portion of long-term debt	318,827	227,595	197,197
Current obligations under capital lease	67,669	62,973	4,546
Current portion of in-process contracts	15,384	14,199	12,173
Current portion of derivative liabilities	87,381	83,412	52,083
Advances from affiliates	13,053	15,285	22,987
Total current liabilities	553,292	455,095	348,820
Long-term debt	1,647,370	1,662,693	1,802,012
Long-term obligations under capital lease	329,287	166,269	54,581
Long-term unearned revenue	10,657	10,994	30,333
Other long-term liabilities	62,166	64,587	71,152
In-process contracts	10,903	14,152	20,065
Derivative liabilities	149,871	186,321	182,338
Total liabilities	2,763,546	2,560,111	2,509,301

Equity
Limited partners	1,494,846	1,456,786	1,472,327
General Partner	49,246	48,469	48,786
Accumulated other comprehensive loss	(12,547)	(15,679)	(2,051)
Partners' equity	1,531,545	1,489,576	1,519,062
Non-controlling interest (1)	31,404	27,422	24,617
Total equity	1,562,949	1,516,998	1,543,679
Total liabilities and total equity	4,326,495	4,077,109	4,052,980

(1)
Non-controlling interest includes: a 30 percent equity interest in the RasGas II joint venture (which owns three LNG carriers); a 31 percent equity interest in Teekay BLT Corporation (a joint venture which owns two LNG carriers); and a one percent equity interest in several of the Partnership’s ship-owning subsidiaries or joint ventures, which in each case represents the ownership interest not owned by the Partnership.

Teekay LNG Partners L.P.
Consolidated Statements of Cash Flows
(in thousands of U.S. Dollars)

	Nine Months Ended
	September 30,	September 30,
	2016	2015
	(unaudited)	(unaudited)
Cash and cash equivalents provided by (used for)
OPERATING ACTIVITIES
Net income	66,596	140,395
Non-cash items:
Unrealized loss on non-designated derivative instruments	31,276	7,879
Depreciation and amortization	70,521	69,251
Loss on sale of vessels	27,439	—
Unrealized foreign currency exchange (gain) loss and other	(4,476)	(10,837)
Equity income, net of dividends received of $32,851 (2015 – $89,041)	(19,728)	28,458
Ineffective portion on qualifying cash flow hedging instruments included in interest expense	1,044	—
Change in operating assets and liabilities	(15,177)	(26,766)
Expenditures for dry docking	(6,574)	(4,182)
Net operating cash flow	150,921	204,198

FINANCING ACTIVITIES
Proceeds from issuance of long-term debt	259,922	314,412
Debt issuance costs	(562)	(1,796)
Scheduled repayments of long-term debt	(141,505)	(88,562)
Prepayments of long-term debt	(195,789)	(90,000)
Scheduled repayments of capital lease obligations	(17,477)	(3,305)
Decrease (increase) in restricted cash	13,086	(24,616)
Proceeds from equity offerings, net of offering costs	—	34,548
Cash distributions paid	(34,099)	(191,094)
Dividends paid to non-controlling interest	(1,167)	(1,612)
Net financing cash flow	(117,591)	(52,025)

INVESTING ACTIVITIES
Capital contributions to equity accounted joint ventures	(32,994)	(25,719)
Loan repayments from equity accounted joint ventures	—	23,744
Receipts from direct financing leases	18,262	10,877
Proceeds from sale of vessels	94,311	—
Proceeds from sale-lease back of vessels	355,306	—
Expenditures for vessels and equipment	(302,301)	(166,541)
Net investing cash flow	132,584	(157,639)

Increase (decrease) in cash and cash equivalents	165,914	(5,466)
Cash and cash equivalents, beginning of the period	102,481	159,639
Cash and cash equivalents, end of the period	268,395	154,173

Teekay LNG Partners L.P.
Appendix A - Reconciliation of Non-GAAP Financial Measures
Specific Items Affecting Net Income
(in thousands of U.S. Dollars)

	Three Months Ended
	September 30,
	2016	2015
	(unaudited)	(unaudited)
Net income – GAAP basis	54,853	10,309
Less:
Net income attributable to non-controlling interests	(4,746)	(2,811)
Net income attributable to the partners	50,107	7,498
Add (subtract) specific items affecting net income:
Unrealized foreign currency exchange (gain) loss(1)	(2,685)	6,513
Unrealized (gains) losses on non-designated derivative instruments(2)	(11,508)	19,929
Ineffective portion on qualifying cash flow hedging instruments included in interest expense(3)	130	—
Unrealized losses on non-designated and designated derivative instruments and other items
from equity accounted investees(4)	(5,126)	3,931
Non-controlling interests’ share of items above(5)	1,175	(750)
Total adjustments	(18,014)	29,623
Adjusted net income attributable to the partners	32,093	37,121

(1)
Unrealized foreign exchange (gains) losses primarily relate to the Partnership’s revaluation of all foreign currency-denominated monetary assets and liabilities based on the prevailing exchange rate at the end of each reporting period and unrealized (gains) losses on the cross-currency swaps economically hedging the Partnership’s NOK bonds and excludes the realized (losses) gains relating to the cross-currency swaps for the NOK bonds.

(2)
Reflects the unrealized losses due to changes in the mark-to-market value of derivative instruments that are not designated as hedges for accounting purposes. See note 4 to the Consolidated Statements of Income included in this release for further details.

(3)	Reflects the ineffectiveness for derivative instruments designated as hedges for accounting purposes. See note 3 to the Consolidated Statements of Income included in this release for further details.

(4)
Reflects the unrealized losses (gains) due to changes in the mark-to-market value of derivative instruments that are not designated as hedges for accounting purposes and any ineffectiveness for derivative instruments designated as hedges for accounting purposes within the Partnership’s equity-accounted investments. See note 2 to the Consolidated Statements of Income included in this release for further details.

(5)
Items affecting net income include items from the Partnership’s consolidated non-wholly-owned subsidiaries. The specific items affecting net income are analyzed to determine whether any of the amounts originated from a consolidated non-wholly-owned subsidiary. Each amount that originates from a consolidated non-wholly-owned subsidiary is multiplied by the non-controlling interests’ percentage share in this subsidiary to arrive at the non-controlling interests’ share of the amount. The amount identified as “non-controlling interests’ share of items listed above” in the table above is the cumulative amount of the non-controlling interests’ proportionate share of the other specific items affecting net income listed in the table.

Teekay LNG Partners L.P.
Appendix B - Reconciliation of Non-GAAP Financial Measures
Distributable Cash Flow (DCF)
(in thousands of U.S. Dollars, except units outstanding and per unit data)

	Three Months Ended
	September 30,
	2016	2015
	(unaudited)	(unaudited)

Net income:	54,853	10,309
Add:
Depreciation and amortization	24,041	22,473
Partnership’s share of equity accounted joint ventures' DCF net of estimated maintenance
capital expenditures(1)	16,397	24,390
Direct finance lease payments received in excess of revenue recognized	5,247	4,830
Ineffective portion on qualifying cash flow hedging instruments included in interest expense	130	—
Distributions relating to equity financing of newbuildings	—	4,515

Less:
Equity income	(13,514)	(13,523)
Estimated maintenance capital expenditures	(12,065)	(11,907)
Unrealized (gain) loss on non-designated derivative instruments	(11,508)	19,929
Unrealized foreign currency exchange (gain) loss	(2,685)	6,513
Deferred income tax and other non-cash items	(1,142)	(1,111)
Distributable Cash Flow before Non-controlling interest	59,754	66,418
Non-controlling interests’ share of DCF before estimated maintenance capital expenditures	(5,429)	(5,320)
Distributable Cash Flow	54,325	61,098
Amount of cash distributions attributable to the General Partner	(227)	(8,761)
Limited partners' Distributable Cash Flow	54,098	52,337
Weighted-average number of common units outstanding	79,571,820	78,941,689
Distributable Cash Flow per limited partner common unit	0.68	0.66

(1)
The estimated maintenance capital expenditures relating to the Partnership’s share of equity accounted joint ventures were $7.6 million and $7.4 million for the three months ended September 30, 2016 and 2015, respectively.

Teekay LNG Partners L.P.
Appendix C - Supplemental Segment Information
(in thousands of U.S. Dollars)

	Three Months Ended September 30, 2016
	(unaudited)
	Liquefied Gas Segment	Conventional Tanker Segment	Total
Voyage revenues	87,260	13,398	100,658
Voyage expenses	(175)	(180)	(355)
Vessel operating expenses	(16,751)	(5,304)	(22,055)
Depreciation and amortization	(19,317)	(4,724)	(24,041)
General and administrative expenses	(3,008)	(565)	(3,573)
Income from vessel operations	48,009	2,625	50,634

	Three Months Ended September 30, 2015
	(unaudited)
	Liquefied Gas Segment	Conventional Tanker Segment	Total
Voyage revenues	75,142	23,273	98,415
Voyage expenses	—	(240)	(240)
Vessel operating expenses	(16,260)	(8,059)	(24,319)
Depreciation and amortization	(17,268)	(5,205)	(22,473)
General and administrative expenses	(3,916)	(1,760)	(5,676)
Restructuring charges	—	(3,510)	(3,510)
Income from vessel operations	37,698	4,499	42,197

Teekay LNG Partners L.P.
Appendix D - Reconciliation of Non-GAAP Financial Measures
Cash Flow from Vessel Operations from Consolidated Vessels
(in thousands of U.S. Dollars)

	Three Months Ended September 30, 2016
	(unaudited)
	Liquefied Gas Segment	Conventional Tanker Segment	Total
Income from vessel operations (See Appendix C)	48,009	2,625	50,634
Depreciation and amortization	19,317	4,724	24,041
Amortization of in-process contracts included in voyage revenues	(127)	(278)	(405)
Direct finance lease payments received in excess of revenue recognized	5,247	—	5,247
Realized loss on Toledo Spirit derivative contract	—	(10)	(10)
Cash flow from vessel operations from consolidated vessels	72,446	7,061	79,507

	Three Months Ended September 30, 2015
	(unaudited)
	Liquefied Gas Segment	Conventional Tanker Segment	Total
Income from vessel operations (See Appendix C)	37,698	4,499	42,197
Depreciation and amortization	17,268	5,205	22,473
Amortization of in-process contracts included in voyage revenues	(975)	(278)	(1,253)
Direct finance lease payments received in excess of revenue recognized	4,830	—	4,830
Realized gain on Toledo Spirit derivative contract	—	326	326
Cash flow adjustment for two Suezmax tankers(1)	—	509	509
Cash flow from vessel operations from consolidated vessels	58,821	10,261	69,082

(1)
The Partnership’s charter contracts for two of its former Suezmax tankers, the Bermuda Spirit and Hamilton Spirit, were amended in 2012, which had the effect of reducing the daily charter rates by $12,000 per day for a duration of 24 months ended September 30, 2014. The cash effect of the change in hire rates was not fully reflected in the Partnership’s statements of income as the change in the lease payments was being recognized on a straight-line basis over the term of the lease. In addition, the charterer of these two Suezmax tankers exercised its purchase options on these two vessels as permitted under the charter contracts and the vessels were redelivered during the second quarter of 2016.

Teekay LNG Partners L.P.
Appendix E - Reconciliation of Non-GAAP Financial Measures
Cash Flow from Vessel Operations from Equity Accounted Vessels
(in thousands of U.S. Dollars)

	Three Months Ended
	September 30, 2016		September 30, 2015
	(unaudited)		(unaudited)
	At	Partnership's	At	Partnership's
	100%	Portion(1)	100%	Portion(1)
Voyage revenues	125,278	56,502	149,291	68,678
Voyage expenses	(5,398)	(2,730)	(11,610)	(5,872)
Vessel operating expenses	(41,465)	(19,384)	(41,459)	(19,171)
Depreciation and amortization	(25,771)	(12,899)	(24,296)	(12,225)
Income from vessel operations of equity accounted vessels	52,644	21,489	71,926	31,410
Other items, including interest expense and realized and
unrealized gain (loss) on derivative instruments	(15,012)	(7,975)	(44,423)	(17,887)
Net income / equity income of equity accounted vessels	37,632	13,514	27,503	13,523

Income from vessel operations of equity accounted vessels	52,644	21,489	71,926	31,410
Depreciation and amortization	25,771	12,899	24,296	12,225
Direct finance lease payments received in excess
of revenue recognized	9,333	3,388	8,551	3,102
Amortization of in-process revenue contracts	(2,553)	(1,310)	(3,176)	(1,623)

Cash flow from vessel operations from equity accounted vessels	85,195	36,466	101,597	45,114

(1)
The Partnership's equity accounted vessels for the three months ended September 30, 2016 and 2015 include: the Partnership’s 40 percent ownership interest in Teekay Nakilat (III) Corporation, which owns four LNG carriers; the Partnership’s ownership interests of 49 percent and 50 percent, respectively, in the Excalibur and Excelsior joint ventures, which own one LNG carrier and one regasification unit, respectively; the Partnership’s 33 percent ownership interest in four LNG carriers servicing the Angola LNG project; the Partnership’s 52 percent ownership interest in Malt LNG Netherlands Holding B.V., the joint venture between the Partnership and Marubeni Corporation, which owns six LNG carriers; the Partnership’s 50 percent ownership interest in Exmar LPG BVBA, which owns and in-charters 23 vessels, including five newbuildings, as at September 30, 2016, compared to 24 vessels owned and in-chartered, including seven newbuildings, as at September 30, 2015; the Partnership’s 30 percent ownership interest in two LNG carrier newbuildings and 20 percent ownership interest in two LNG carrier newbuildings for Shell; and the Partnership’s 50 percent ownership interest in six LNG carrier newbuildings in the joint venture between the Partnership and China LNG Shipping (Holdings) Limited.

Teekay LNG Partners L.P.
Appendix F - Summarized Financial Information of Equity Accounted Joint Ventures
(in thousands of U.S. Dollars)

	As at September 30, 2016		As at December 31, 2015
	(unaudited)		(unaudited)
	At	Partnership's	At	Partnership's
	100%	Portion(1)	100%	Portion(1)
Cash and restricted cash	280,645	120,682	293,726	131,153
Other current assets	45,768	21,126	41,053	18,879
Vessels and equipment	2,176,611	1,122,867	2,145,534	1,107,589
Advances on newbuilding contracts	523,877	205,229	388,145	159,898
Net investments in direct financing leases, current and non-current	1,825,317	668,867	1,873,531	685,678
Other non-current assets	68,884	41,894	68,630	42,172
Total assets	4,921,102	2,180,665	4,810,619	2,145,369

Current portion of long-term debt and obligations under capital lease	536,490	267,823	165,420	75,494
Current portion of derivative liabilities	25,594	9,311	32,381	11,716
Other current liabilities	68,175	29,068	67,714	30,490
Long-term debt and obligations under capital lease	2,474,929	1,041,959	2,810,919	1,225,690
Derivative liabilities	116,318	40,288	97,377	32,549
Other long-term liabilities	81,488	42,250	87,916	45,569
Equity	1,618,108	749,966	1,548,892	723,861
Total liabilities and equity	4,921,102	2,180,665	4,810,619	2,145,369

Investments in equity accounted joint ventures		749,966		723,861
Advances to equity accounted joint ventures		185,280		159,870
Investments in and advances to equity accounted joint ventures		935,246		883,731

(1)
The Partnership's equity accounted joint ventures as at September 30, 2016 and December 31, 2015 include: the Partnership’s 40 percent ownership interest in Teekay Nakilat (III) Corporation, which owns four LNG carriers; the Partnership’s ownership interests of 49 percent and 50 percent, respectively, in the Excalibur and Excelsior joint ventures, which own one LNG carrier and one regasification unit, respectively; the Partnership’s 33 percent ownership interest in four LNG carriers servicing the Angola LNG project; the Partnership’s 52 percent ownership interest in Malt LNG Netherlands Holding B.V., the joint venture between the Partnership and Marubeni Corporation, which owns six LNG carriers; the Partnership’s 50 percent ownership interest in Exmar LPG BVBA, which owns and in-charters 23 vessels, including five newbuildings, as at September 30, 2016, compared to 23 vessels owned and in-chartered, including six newbuildings, as at December 31, 2015; the Partnership’s 30 percent ownership interest in two LNG carrier newbuildings and 20 percent ownership interest in two LNG carrier newbuildings for Shell; and the Partnership’s 50 percent ownership interest in six LNG carrier newbuildings in the joint venture between the Partnership and China LNG Shipping (Holdings) Limited.

Forward Looking Statements
This release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) which reflect management’s current views with respect to certain future events and performance, including statements regarding: the timing of newbuilding vessel deliveries and the commencement of related contracts; the timing of the Yamal LNG project start-up; the Partnership’s intent to secure a long-term charter for newbuildings; and the Partnership’s access to capital markets and the timing, amount and certainty of securing financing for the Partnership’s committed growth projects. The following factors are among those that could cause actual results to differ materially from the forward-looking statements, which involve risks and uncertainties, and that should be considered in evaluating any such statement: potential shipyard and project construction delays, newbuilding specification changes or cost overruns; changes in production of LNG or LPG, either generally or in particular regions; changes in trading patterns or timing of start-up of new LNG liquefaction and regasification projects significantly affecting overall vessel tonnage requirements; changes in applicable industry laws and regulations and the timing of implementation of new laws and regulations; the potential for early termination of long-term contracts of existing vessels in the Teekay LNG fleet; the inability of charterers to make future charter payments; the inability of the Partnership to renew or replace long-term contracts on existing vessels; the Partnership’s and the Partnership’s joint ventures’ ability to secure financing for its existing newbuildings and projects; potential failure of the Yamal LNG project to be completed for any reason, including due to lack of funding as a result of existing or future sanctions against Russian entities and individuals, which may affect partners in the project; potential delays or cancellation of the Yamal LNG project; and other factors discussed in Teekay LNG Partners’ filings from time to time with the SEC, including its Report on Form 20-F for the fiscal year ended December 31, 2015. The Partnership expressly disclaims any obligation to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Partnership’s expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.